

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

KERRY TAYLOR

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: March 21, 2026 12:01 AM Pacific Time

Incorporation Number: **C1213467**

Recognition Date and Time: Continued into British Columbia on June 20, 2019 02:00 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

ORION DIGITAL CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
666 BURRARD STREET, SUITE 2700
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
666 BURRARD STREET, SUITE 2700
VANCOUVER BC V6C 2X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
666 BURRARD STREET, SUITE 2700
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
666 BURRARD STREET, SUITE 2700
VANCOUVER BC V6C 2X8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Shan, Alex

Mailing Address:	**Delivery Address:**
516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name:
McAlister, Kristin

Mailing Address:	**Delivery Address:**
516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name:
Floyd, Joanna

Mailing Address:	**Delivery Address:**
516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name:
Payne, Christopher

Mailing Address:	**Delivery Address:**
516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name:
Feller, Gregory

Mailing Address:	**Delivery Address:**
516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

Last Name, First Name, Middle Name:
Feller, David

Mailing Address:	**Delivery Address:**
516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA	516 - 409 GRANVILLE STREET VANCOUVER BC V6C 1T2 CANADA

AUTHORIZED SHARE STRUCTURE

| 1. | No Maximum | Common Shares | Without Par Value |
| | | | With Special Rights or Restrictions attached |

| 2. | No Maximum | Preference Shares | Without Par Value |
| | | | With Special Rights or Restrictions attached |

| | 1. | No Maximum | Series 1 Preference | Special Rights or Restrictions are attached |